Exhibit 99.1

Global Ship Lease Issues Inaugural Environmental Social and Governance (ESG) Report
September 9, 2020
Company Also Launches New Corporate Website
LONDON, Sept. 09, 2020 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a leading independent owner of containerships, announced today that it has issued its inaugural Environmental, Social, and Governance (“ESG”) report. The ESG report outlines the Company’s maritime sustainability strategy and targets, as well as current ESG policies and performance.
George Youroukos, Executive Chairman of Global Ship Lease, commented, “We are proud to issue our first ESG report and to provide investors and other stakeholders with additional insight into this important aspect of our business. Whilst not formalized until recently, and although we will continue to strive to do better, a number of ESG principles have long been embedded in our company culture and the way we do business. For example, taking Global Ship Lease together with Technomar and ConChart, our technical and commercial management partners, we have an inclusive workplace that features women in more than 40% of shore-based roles - including as head of chartering, head of legal, head of insurance, and head of accounting. Through the additional transparency and accountability of regular ESG reporting, our active participation in initiatives such as the Getting To Zero Coalition, an organization aiming to bring commercially viable, zero-emissions vessels into operation by 2030, and by creating a new and separate ESG committee at the Board level, we are committed to ensuring that Global Ship Lease remains a driver of this important movement in a way that ensures our long-term success in an evolving market.”
Global Ship Lease’s inaugural 2019 ESG report will be available on the Company’s new corporate website, www.globalshiplease.com, which launched today.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 43 containerships, ranging from 2,207 to 11,040 TEU, of which nine are fuel-efficient new-design wide-beam, with a total capacity of 245,280 TEU and an average age, weighted by TEU capacity, of 13.2 years as at June 30, 2020.
Adjusted to include all charters agreed, and ships acquired or divested, up to August 06, 2020, the average remaining term of the Company’s charters at June 30, 2020, to the mid-point of redelivery, including options under the Company’s control, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $659.1 million. Contracted revenue was $743.6 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.6 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company's current expectations or forecasts of future events. Forward-looking statements include statements about the Company's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in "Risk Factors" in the Company's Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438
Source: Global Ship Lease, Inc.